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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           -------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          THE WASHINGTON POST COMPANY
                                (Name of Issuer)

                          THE WASHINGTON POST COMPANY
                      (Name of Person(s) Filing Statement)

                     CLASS B COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   939640108
                     (CUSIP Number of Class of Securities)

                             Diana M. Daniels, Esq.
                 Vice President, General Counsel and Secretary
                          The Washington Post Company
                             1150 15th Street, N.W.
                             Washington, D.C. 20071
                                 (202) 334-6600

                                with a copy to:

                            David V. Armstrong, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               NOVEMBER 10, 1999

    (Date Tender Offer First Published, Sent, or Given to Security Holders)

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

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              TRANSACTION VALUE*                             AMOUNT OF FILING FEE*
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
                 $287,500,000                                       $57,500
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     *Calculated solely for the purposes of determining the filing fee, based on the purchase of 500,000 shares at the price per share of $575.

     [ ] Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Item 1.  Security and Issuer.

     (a) The name of the issuer is The Washington Post Company, a Delaware corporation (the "Company"). The Company's principal executive office is located at 1150 15th St., N.W., Washington, D.C. 20071.

     (b) Reference is hereby made to the Introduction and Section 1, "Number of Shares; Proration; Extension of the Offer", of the Offer to Purchase, each of which is incorporated herein by reference.

     (c) Reference is hereby made to Section 7, "Price Range of Shares", of the Offer to Purchase, which Section is incorporated herein by reference.

     (d) Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

     (a) - (b) Reference is hereby made to Section 10, "Source and Amount of Funds", of the Offer to Purchase, which Section is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliates.

     Reference is hereby made to the Introduction, Section 8, "Purpose of the Offer; Certain Effects of the Offer ", and Section 9, "Certain Information Concerning the Company", of the Offer to Purchase, each of which Section is incorporated herein by reference. Other than as disclosed therein, the Company has no present plans or proposals which relate to, or would result in, any transaction or other occurrence with respect to the Company or the Shares of the type listed in paragraphs (a) through (j) of Item 3 of Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.

     Reference is hereby made to the Introduction and Section 12, "Transactions and Arrangements Concerning the Shares", of the Offer to Purchase, which are incorporated herein by reference.

     Specifically, with regard to a trust of which two directors, Messrs. Donald Graham and George J. Gillespie, III, act as trustees, the following number of shares were sold in open market transactions within forty business days prior to the commencement of the Offer:

     September 22, 1999        3,822 shares   $538
     September 24, 1999        1,100 shares   $529
     September 28, 1999          600 shares   $523.1667
     October 1, 1999           4,100 shares   $508.5213
     October 4, 1999          10,900 shares   $512.4817

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.


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     Reference is hereby made to Section 12, "Transactions and Arrangements
Concerning the Shares", of the Offer to Purchase, which Section is incorporated herein by reference.

Item 6.  Persons Retained, Employed or to be Compensated.

     Reference is hereby made to Section 12, "Transactions and Arrangements Concerning the Shares", and Section 16, "Fees and Expenses", of the Offer to Purchase, each of which Sections is incorporated herein by reference.

Item 7.  Financial Information.

     (a) Reference is hereby made to Section 9, "Certain Information Concerning the Company", of the Offer to Purchase, which Section is incorporated herein by reference.

     (b) Reference is hereby made to Section 9, "Certain Information Concerning the Company", of the Offer to Purchase for information concerning certain pro forma financial effects of the Offer, which Section is incorporated herein by reference. Pro forma data is not provided for items in the Company's financial statements on which the effect of the purchase of Shares pursuant to the Offer and the Agreement would not be material.

Item 8.  Additional Information.

      (a)     Not applicable.

      (b) Reference is hereby made to Section 13, "Certain Legal Matters; Regulatory and Foreign Approvals" of the Offer to Purchase, which Section is incorporated herein by reference.

      (c) Reference is hereby made to Section 8, "Purpose of the Offer; Certain Effects of the Offer", of the Offer to Purchase, which Section is incorporated herein by reference.

      (d)     Not applicable.

      (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, which are incorporated herein by reference in their entirety.

Item 9.  Material to Be Filed as Exhibits.

               (a)(1) Offer to Purchase dated November 10, 1999.

               (a)(2) Letter of Transmittal.

               (a)(3) Form of Notice of Guaranteed Delivery.

               (a)(4) Form of Letter from Allen & Company Incorporated to
                      Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

               (a)(5) Form of Letter for use by Brokers, Dealers, Commercial
                      Banks, Trust Companies and Nominees with their clients.

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              (a)(6)  Form of Letter from trustee to participants in the
                      Company's 401(k) Savings Plans.

              (a)(7) Tender Offer Instruction Form from trustee to participants in the Company's 401(k) Savings Plans.

              (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

              (a)(9)  Form of summary advertisement dated November 10, 1999.

              (a)(10) Text of press release issued by the Company dated November
                      8, 1999.

              (b) Credit Agreement dated as of March 17, 1998 among the Company, Citibank, N.A., Wachovia Bank of Georgia, N.A., and the other Lenders named therein (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997).

              (c)     Not applicable.

              (d)     Not applicable.

              (e)     Not applicable.

              (f)     Not applicable.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1999

                            THE WASHINGTON POST COMPANY,

                               By      /s/ Diana M. Daniels
                                  ------------------------------
                                           Diana M.Daniels
                                 Vice President, General Counsel
                                      and Secretary


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                                 EXHIBIT INDEX

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
Exhibit
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
     (a)(1)    Offer to Purchase dated November 10, 1999

     (a)(2)    Letter of Transmittal

     (a)(3)    Form of Notice of Guaranteed Delivery

     (a)(4) Form of Letter from Allen & Company Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

     (a)(5) Form of Letter for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees with their clients

     (a)(6) Form of Letter from trustee to participants in the Company's 401(k) Savings Plans

     (a)(7)    Tender Offer Instruction Form from the trustee to participants in the
               Company's 401(k) Savings Plans

     (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

     (a)(9)    Form of summary advertisement dated November 10, 1999

     (a)(10)   Text of press release issued by the Company dated November 8, 1999

     (b) Credit Agreement dated as of March 17, 1998 among the Company, Citibank, N.A., Wachovia Bank of Georgia, N.A., and the other Lenders named therein (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997)
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